FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January, 2003

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant's name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Details of the agreement of integration between Sogecable, S.A. and Via Digital	3

Continuing from yesterday's announcement of a Significant Event, and in compliance with that set forth in article 82 of the Spanish Stock Market Act (Ley del Mercado de Valores), Telefonica S.A. would like to announce the following

SIGNIFICANT EVENT

The agreement signed yesterday between Sogecable S.A. and Telefonica de Contenidos, S.A.U., a subsidiary of Telefonica, S.A., sets forth the possibility that the final stake to be held by the aforementioned company in the share capital of Sogecable will exceed that held by Prisa and Groupe Canal +, respectively, which, following the dilution derived from the operation, and having carried out the exchange for 100% of the share capital of Via Digital, will stand at 16.38% of the resulting share capital. Telefonica will renounce its right to exercise the voting rights that would correspond to this excess in stake. In this agreement, Telefonica also states that its current annual strategic plans do not foresee the divestiture of the 16.38% stake previously mentioned.

Telefonica will participate in the Board of Directors of Sogecable with five directors, as will be the case of Prisa and Groupe Canal +.

In order to collaborate in the financing of the operation, Prisa, Groupe Canal + and Telefonica will contribute with a participation loan of Euros 150 million, with each of the parties holding Euros 50 million, at 10-year maturity, and an annual interest rate of 11%.

Sogecable will also offer its shareholders the possibility of participating in a subordinated loan of Euros 175 million, at an interest rate of 10.28%, whose final underwriting will be undertaken by Telefonica. This subordinated loan will mature at 9 years, and will include the yield of the warrant issue equal to 1% of the share capital of Sogecable.

The parties have also agreed that Via Digital's indebtedness at April 30th, 2003, may not exceed Euros 425 million, and that that of Sogecable may neither exceed, at this same date, Euros 705 million.

Once the accounting effect of the operation for Telefonica has been calculated, the market will be duly informed.

Madrid, January 30th, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	January 30th, 2003	By:	/s/ Antonio Alonso Ureba
			Name:	Antonio Alonso Ureba
			Title:	General Secretary and Secretary to the Board of Directors